February 28, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attention:	Stephen Krikorian

Morgan Youngwood

Re:	Fang Holdings Limited

Form 20-F for Fiscal Year Ended December 31, 2015

Response Date December 12, 2016

File No. 001-34862

Ladies and Gentlemen:

On behalf of Fang Holdings Limited (the “Company”), formerly known as SouFun Holdings Limited, we submit this letter in response to a comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 17, 2017 relating to the above referenced filing in connection with the Form 20-F for the year ended December 31, 2015 filed on May 17, 2016.

The Company submits the following responses to the Staff’s comments (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference).

Form 20-F for the Fiscal Year Ended December 31, 2015

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-27

1.	We note from your response to prior comment 3 that the minimum selling price is not contractually pre-determined with the developers. Please explain how the minimum selling price is determined and whether the minimum selling price is set forth in the contract with the developer. Clarify how the contractually stated marketing service fee is determined. Explain why you are entitled to retain the entire difference, if the designated new properties are sold at a price greater than the contractually stated marketing service fee. Explain what portion of the sales price is paid to the real estate developer.

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san diego   san francisco   Seattle   shanghai   washington, dc  wilmington, de

Staff of the Securities and Exchange Commission

Re: Fang Holdings Limited

February 28, 2017

RESPONSE: The Company advises the Staff that the Company negotiates with the real estate developers the marketing service fee with reference to the prevailing market price of comparable services and signs the marketing service agreements once the parties agree upon the fee. Under the marketing service agreements, the Company may elect to receive its fee either in cash or by retaining the sales proceeds of certain real estate properties designated by the real estate developers (i.e., “designated new properties”), if sold prior to a pre-determined date (which is typically at the end of the marketing service term). The Company believes that the value of such designated new properties is generally commensurate with the contractually stated marketing service fee and that electing to retain the sales proceeds in lieu of the contractually stated marketing service fee helps the real estate developer customers manage their liquidity position. The Company has the sole right under the marketing service agreements to determine the purchasers and the selling price of the designated new properties, and a minimum selling price is neither pre-determined nor set forth in the contracts with the developers. If the designated new properties are sold at a price greater than the contractually stated marketing service fee, the Company may retain the entire sales proceeds of such property when sold, including any difference between the sales price of the designated property and the contractually stated marketing service fee, and no portion of the sales proceeds would be paid to the real estate developer. However, if the designated new properties cannot be sold at a price greater than the contractually stated marketing service fee by the pre-determined date, the Company may request cash payment of the contractually stated service fee in lieu of the sales proceeds.

The Company intends to clarify the disclosures in its future 20-F filings, accordingly.

Note 9 Loans Receivable, page F-41

2.	We note your response to prior comment 4. Please tell us the amount of loans held for investment as of September 30, 2016 and December 31, 2015. Explain in greater detail why you believe all cash flows related to your loans held for investment and key service offerings should be classified as operating cash flows rather than investing cash flows. We refer you to ASC 310-10-45-11 and 12.

RESPONSE: The Company advises the Staff that loans held for investment were US$139.2 million and US$322.2 million as of September 30, 2016 and December 31, 2015, respectively.

Staff of the Securities and Exchange Commission

Re: Fang Holdings Limited

February 28, 2017

Substantially all of such loans were extended to individuals who are the Company’s customers (e.g., purchasers of its online decoration services) or individuals who use the loan proceeds to purchase real estate properties from its customers (i.e., real estate developers and other real estate professionals or agencies who advertise, list, and/or otherwise promote their real estate properties on the Company’s online platform). In other words, as explained in our response to prior comment 4, the Company believes that its loans held for investment should be classified as operating because the primary objective in introducing its financial services platform was to facilitate sales of its e-commerce and marketing services. Accordingly, the Company believes that such loan activity falls within scope of ASC 230-10-45-16(a) and should be recorded as operating cash flows.

Furthermore, the Company notes that its current cash flow presentation is consistent with certain other U.S.-listed Chinese online market platforms that extend loans to individual buyers for the purchase of goods and services from third-party online merchants (i.e., customers) from whom they earn a sales commission for each successful sale. For example, JD.com, Inc. (NASDAQ: JD) presents its principal payments and collections as well as its interest on loans as operating cash flows for the years ended December 31, 2014 and 2015 in its 20-F filings.

* * * * *

Staff of the Securities and Exchange Commission

Re: Fang Holdings Limited

February 28, 2017

In responding to the Staff’s comments, the Company has authorized the undersigned to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding this response letter, please do not hesitate to contact me at 86-10-6529-8308, Barry E. Taylor of this firm at (650) 849-3329, or Julia Reigel of this firm at (650) 320-4509.

Sincerely yours,

Wilson Sonsini Goodrich & Rosati
Professional Corporation

/s/ Dan Ouyang

cc:	Fang Holdings Limited

Vincent Tianquan Mo, Chief Executive Officer

Wilson Sonsini Goodrich & Rosati, P.C.

Barry E. Taylor

Julia Reigel

Ernst & Young Hua Ming LLP

Lionel Li

Kay Deng